SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Electricity Sales Report

		Electricity Sold (In gigawatt hours)			Revenue from the Sale of Electricity (In billions of Won)
Period	Demand by Type of Usage	2014	2015	Year on Year Change(%)	2014	2015	Year on Year Change(%)
For February	Residential	5,832	5,774	-1.0	788	779	-1.1
	Commercial	9,229	9,603	4.1	1,228	1,277	4.0
	Educational	723	753	4.2	83	85	1.8
	Industrial	21,259	21,481	1.0	2,498	2,485	-0.5
	Agricultural	1,460	1,601	9.6	70	76	8.6
	Street-lighting	290	301	3.6	32	33	3.6
	Overnight Power	2,428	2,312	-4.8	183	174	-4.9

	Total	41,222	41,825	1.5	4,882	4,909	0.6

From January To February	Residential	11,671	11,890	1.9	1,576	1,601	1.6
	Commercial	18,976	19,839	4.5	2,505	2,622	4.6
	Educational	1,502	1,588	5.7	171	176	3.0
	Industrial	44,418	45,319	2.0	5,133	5,236	2.0
	Agricultural	2,931	3,225	10.0	139	152	9.8
	Street-lighting	600	623	3.8	65	67	3.8
	Overnight Power	4,899	4,784	-2.4	370	361	-2.5

	Total	84,997	87,268	2.7	9,959	10,215	2.6

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The estimated sales figures presented above, which include but are not limited to electricity sold and revenues received therefrom (the “Estimates”) of Korea Electric Power Corporation (“KEPCO”), have been prepared for convenience only based on the preliminary internal estimates of KEPCO as of the relevant meter reading periods and do not include (i) electricity sold and revenues received from pumped storage units and (ii) the fuel cost pass-through adjustment amounts. These figures have neither been audited nor reviewed by KEPCO’s current independent accountants, KPMG Samjong Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: March 30, 2015